SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

March 26, 2013

VIA EDGAR TRANSMISSION

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	BRE Select Hotels Corp
Amendment No. 1 to Registration Statement on Form S-4
Filed February 27, 2013
File No. 333-186090

Dear Mr. Dang:

On behalf of BRE Select Hotels Corp (“BRE Select Hotels”), we hereby submit the response of BRE Select Hotels to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 20, 2013 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”). We have revised Amendment No. 1 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 as filed on February 27, 2013, and four clean courtesy copies of Amendment No. 2.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information below are based upon information provided to us by BRE Select Hotels and Apple REIT Six, Inc.

Background of the Merger, page 48

1.	We note the revised disclosure in response to comments 12 and 13 of our letter dated February 15, 2013 that the board considered the buyer’s ability to close the transaction as one of the primary factors in making its determination. However, it remains unclear how the board specifically concluded that the buyer’s offer, in light of the possible downward adjustments and your leverage, post transaction, was in the company’s best interest instead of the all-cash offer. Please revise to more fully discuss the all-cash offer and also clearly elucidate the board’s determination regarding the preferred stock portion of the merger consideration.

In response to the Staff’s comment, the disclosure has been revised on page 52 of Amendment No. 2.

New Preferred Shares Financial Analysis, page 63

2.	Please revise to clarify why Wells Fargo Securities determined it was reasonable to not take into account the impact of the possible downward adjustment due to legacy matters. Also, please clarify whether the discount rate used factored in your leverage post acquisition.

In response to the Staff’s comment, the disclosure has been revised on page 63 of Amendment No. 2.

Control of BRE Select Hotels, page 73

3.	We note your revisions on page 73 in response to comment 9. Please supplement your disclosure in the first full risk factor on page 34 to briefly reflect the revised disclosure on page 73.

In response to the Staff’s comment, the disclosure has been revised on page 34 of Amendment No. 2.

The Staff’s attention to the Registration Statement is greatly appreciated. If you have any questions regarding this filing, please do not hesitate to call me at (212) 455-3765.

Very truly yours,

/s/ Brian M. Stadler

cc:	Brian Kim
BRE Select Hotels Corp

David W. Robertson McGuireWoods LLP